Exhibit 99.1

Tiziana Life Sciences plc files scheme of arrangement to effect a corporate reorganisation and, if approved, the delisting of its ordinary shares in London and the direct listing of common shares in the new parent company of the Tiziana group on NASDAQ

London/New York, August 20, 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) ("Old Tiziana") a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases today announces that it has formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd (“New Tiziana”), a Bermuda-incorporated company, as the ultimate parent company of the of the Tiziana Group. The reorganisation will be achieved by a scheme of arrangement under Part 26 of the Companies Act 2006 (the "Scheme").

As set out below, upon implementation of the Scheme, holders of ordinary shares in Old Tiziana ("Old Tiziana Shares") will receive shares in New Tiziana ("New Tiziana Shares") in exchange for their Old Tiziana Shares (and Old Tiziana will become a wholly-owned subsidiary of New Tiziana). It is proposed that the New Tiziana Shares will be directly listed on NASDAQ following the Scheme becoming effective. At the same time the Old Tiziana Shares will be delisted from the standard segment of the official list of the Financial Conduct Authority (“FCA”) and from trading on the main market of the London Stock Exchange plc in London and the ADSs (each representing two Old Tiziana Shares) will cease trading on NASDAQ. Holders of Old Tiziana Shares and ADSs will instead receive New Tiziana Shares which will only trade on NASDAQ. Details of the Scheme and the required shareholder and court convened meetings to approve it will be sent to shareholders shortly.

Reasons for the reorganisation

Following a review of the appropriate place(s) of listing and domicile for the parent company of the Tiziana Group, the board of directors of Old Tiziana (the “Board”) has concluded that the interests of its business and shareholders are best served by aligning the place of the listing with the principal business activities of the Tiziana Group, which are predominately based in the US. Therefore, the Board intends to establish a direct listing on NASDAQ. Given this intention, the Board concluded that England was not the most appropriate domicile for the parent company of the Tiziana Group because it is not possible to directly list shares of English companies on NASDAQ.  Therefore, if Old Tiziana remained the parent company of the Tiziana Group, only ADSs in respect of Old Tiziana Shares could be listed on NASDAQ. The Board believes that listing shares on NASDAQ directly, as opposed to maintaining its current listing of ADSs, will provide for greater analyst coverage, liquidity and reduce costs for shareholders. Therefore, the Scheme will establish a new Tiziana Group holding company, New Tiziana, incorporated in Bermuda, with its tax residence in the United Kingdom.  Bermuda is a well-established jurisdiction for companies traded on NASDAQ and New Tiziana Shares can be directly listed on NASDAQ.

Overview of the Scheme

As explained above it is intended that this new corporate structure will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act. The Scheme will be conditional on a number of matters, including shareholder approvals at a meeting to be convened by the Companies Court of England and Wales ("Court Meeting") and a separate general meeting of shareholders ("General Meeting").

Details of the reasons for the proposals, the Scheme, the Court Meeting and General Meeting will be sent to shareholders shortly.

The Scheme will require the approval of shareholders at the Court Meeting and the General Meeting. If the Scheme is approved by the requisite majorities at the Court Meeting and the relevant resolutions are passed at the General Meeting (the "Approvals"), an application will be made to the Companies Court of England and Wales to sanction the Scheme.

If the Scheme is sanctioned by the Companies Court, the Court order sanctioning the Scheme will be delivered to the UK Registrar of Companies at which point the Scheme becomes legally effective.

At the same time as the Scheme becomes effective the Old Tiziana Shares will be delisted from the standard segment of the official list of the FCA and from trading on the main market of the London Stock Exchange plc in London. The Old Tiziana ADSs will also cease trading on NASDAQ. Holders of all Old Tiziana Shares and ADSs will instead receive New Tiziana Shares, which will only trade on NASDAQ.

The impact of the Scheme for shareholders

If the conditions are satisfied and the Scheme is approved and becomes effective, and share capital consolidation (as described below) is implemented, it will result in shareholders of Old Tiziana holding shares in New Tiziana and in Old Tiziana becoming a wholly-owned subsidiary of New Tiziana. Upon the Scheme becoming effective and the share capital consolidation being implemented, Old Tiziana shareholders at the Scheme record time will receive, in exchange for their Old Tiziana Shares, New Tiziana Shares on the following basis, subject to fractional interests, if any:

for every two Old Tiziana Shares held one New Tiziana Share

New Tiziana share consolidation

As part of the Proposals, New Tiziana intends to implement a share consolidation in respect of New Tiziana Shares issued under the Scheme to ensure that the New Tiziana Shares trade initially on NASDAQ at a price more readily comparable to its peers (the “Share Capital Consolidation”). The ratio of the Share Capital Consolidation will be two-for-one. It is intended that the Share Capital Consolidation will be implemented immediately after the Scheme becomes effective. Whilst the Share Capital Consolidation will reduce the number of issued shares of New Tiziana, shareholders will still own the same proportion of New Tiziana immediately after the Scheme becomes effective as they did of Old Tiziana immediately before the Scheme became effective, subject to fractional interests, if any.

Fractional entitlements may arise as a result of the Share Capital Consolidation if shareholders hold an odd number of Old Tiziana shares.  For example, as the ratio of the Share Capital Consolidation is two-for-one, then an Old Tiziana shareholder holding 51 New Tiziana shares immediately after the Scheme becomes effective will, after implementation of the Share Capital Consolidation, be entitled to 25 New Tiziana shares and a one-half fractional entitlement to a New Tiziana share. Fractional entitlements of New Tiziana shares shall not be issued and to the extent Old Tiziana Shareholders are entitled to fractional New Tiziana shares, those fractional entitlements will be aggregated by New Tiziana’s transfer agent, Computershare, and sold as soon as practicable after the Scheme effective date at the then prevailing prices on the open market and the net proceeds of sale distributed pro rata to the Old Tiziana shareholders entitled to them.

Options, warrants and loan notes

It is the Board’s intention that all outstanding options and awards (“Options”) pursuant to The Tiziana Life Sciences Plc 2014 Share Option Plan and The Tiziana Life Sciences Plc 2016 Share Option Plan will continue on the same basis, other than that they will ultimately deliver New Tiziana Shares rather than Old Tiziana Shares. Old Tiziana will write to the holders of all outstanding Options on or as soon as reasonably practicable after the date on which the information circular is posted setting out further details of the impact that the Scheme will have in respect of their Options.

The Scheme will affect the holders of outstanding warrants to subscribe for Old Tiziana Shares (“Old Tiziana Warrants”) and loan notes convertible into Old Tiziana Shares (“Old Tiziana Loan Notes”). It is the Board’s intention that the Old Tiziana Warrants and the Old Tiziana Loan Notes outstanding at the Scheme effective date will be replaced with equivalent warrants and equivalent loan notes, respectively, that relate to New Tiziana Shares. Old Tiziana will write to the holders of all outstanding Old Tiziana Warrants and Old Tiziana Loan Notes on or as soon as reasonably practicable after the date on which the information circular is posted setting out further details of the impact that the Scheme will have in respect of their Old Tiziana Warrants and Old Tiziana Loan Notes.

For the purposes of UK MAR, the person responsible for arranging for the release of this announcement on behalf of Tiziana is Dr Kunwar Shalubhai, Chief Executive Officer.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) ("UK MAR"). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

For further information please contact:

Keeren Shah, Finance Director on +44 (0) 207 495 2379 or

email info@tizianalifesciences.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn's Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody ("mAb") in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn's Disease, multiple sclerosis, type-1 diabetes ("T1D"), inflammatory bowel disease ("IBD"), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor ("IL6R") mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward looking statements

This announcement may contain certain forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements involve risks and uncertainties that could cause the actual results of operations, financial condition, prospects and the development of the sector in which Old Tiziana operates to differ materially from the impression created by these forward-looking statements. Old Tiziana does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Do not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.